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10032946

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Securities and Exchange Commission
RECEIVED

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 29 2010

Branch of Registrations and Examinations

SEC FILE NUMBER
8- 11979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 9/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.C. Parker & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5892 Main Street
(No. and Street)

Williamsville	NY	14221-8284
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Hilliker (716) 632-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Courtney, Fink & Forbes, LLP
(Name – *if individual, state last, first, middle name*)

719 Cottage Grove Road	Bloomfield	CT	06002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

bb 2/15

OATH OR AFFIRMATION

I, Richard M. Hilliker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.C. Parker & Co., Inc., as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

MAGDALENA V. BOESZE
NOTARY PUBLIC, State of New York
Qualified in Erie County
My Commission Expires April 25, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COURTNEY, FINK & FORBES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

James F. Courtney, C.P.A.
Russell H. Fink, C.P.A.
Christopher J. Forbes, C.P.A.
David R. Lefkowitz, C.P.A.

719 Cottage Grove Road
Bloomfield, CT 06002
(860) 242-9400
FAX (860) 242-2644

The Board of Directors
S.C. Parker & Co., Inc.
Williamsville, New York

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of S.C. Parker & Co., Inc., as of September 30, 2010, and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.C. Parker & Co., Inc., at September 30, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



October 22, 2010

S.C. PARKER & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

EXHIBIT A

ASSETS

Cash and Cash Equivalents		$ 175,069
Cash on Hand		600
Receivable from Clearing Organizations		100,000
Receivables from Non-Customers		8,833
Securities Owned:		
Marketable, at Fair Value		1,114,071
Property, Furniture and Equipment, Less Accumulated Depreciation and Amortization of $143,036		35,772
Other Assets		13,503
TOTAL ASSETS		$1,447,848

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payable to Clearing Organizations		$ 700,589
Payables to Non-Customers		49,531
Accrued Taxes, Expenses and Other Liabilities		39,039
Total Liabilities		789,159
Stockholders' Equity:		
Common Stock:		
Management, par value 10 cents per share	$ 720	
Common, par value 10 cents per share	9,309	10,029
Retained Earnings		933,020
Less: Treasury Stock		(284,360)
Total Stockholders' Equity		658,689
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$1,447,848

The accompanying Notes are an integral part of these Financial Statements.

EXHIBIT B

S.C. PARKER & CO., INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED SEPTEMBER 30, 2010

Revenues:	
Commissions	$ 319,843
Gains (Losses) on Trading Accounts	167,587
Gains (Losses) on Investment Accounts	68,989
Revenue from Sale of Investment Company Shares	226,831
Investment Advisory Fees	31,829
Other Revenue	106,569
	921,648
Expenses:	
Officers Compensation and Benefits	223,303
Employee Compensation and Benefits	459,048
Interest Expense	25,095
Regulatory Fees and Expenses	11,137
Other Expenses	340,256
	1,058,839
Net Income (Loss) Before Federal Income Taxes	(137,191)
Provision for Federal Income Taxes	1,911
NET INCOME (LOSS)	$ (139,102)
LOSS PER COMMON SHARE	$ (2.22)

The accompanying Notes are an integral part of these Financial Statements.

EXHIBIT C

S.C. PARKER & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2010

	Common Stock							
	Management		Common		Retained	Treasury Stock		Total Stockholder's
	Shares	Amount	Shares	Amount	Earnings	Shares	Amount	Equity
Balance, October 1, 2009	7,200	$ 720	93,087	$ 9,309	$ 1,072,122	37,656	$ (284,360)	$ 797,791
Net Income (Loss)	-	-	-	-	(139,102)	-	-	(139,102)
BALANCE, SEPTEMBER 30, 2010	7,200	$ 720	93,087	$ 9,309	$ 933,020	37,656	$ (284,360)	$ 658,689

The accompanying Notes are an integral part of these Financial Statements.

S.C. PARKER & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED SEPTEMBER 30, 2010

EXHIBIT D

Subordinated Borrowings October 1, 2009	$ -
Subordinated Borrowings September 30, 2010	$ -

The accompanying Notes are an integral part of these Financial Statements.

EXHIBIT E

S.C. PARKER & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2010

Cash Flows from Operating Activities:		
Net Loss - Exhibit B	$ (139,102)	
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	6,218	
Deferred Income Taxes	1,361	
Decrease (Increase) in Operating Assets:		
Other Receivables - Non-Customers	(5,814)	
Prepaid Expenses	268	
Securities	(271,853)	
Increase (Decrease) in Operating Liabilities:		
Payable to Clearing Organizations	455,789	
Payable to Non-Customers	(28,417)	
Accrued Taxes, Expenses and Other Liabilities	7,726	
Net Cash Provided by Operating Activities		$ 26,176
Cash Flows from Investing Activities:		
Net Collection on Loans to Employees	911	
Acquisition of Equipment	(6,978)	
Decrease in Deposits	85	
Net Cash Used by Investing Activities		(5,982)
Net Increase in Cash and Cash Equivalents		20,194
Cash and Cash Equivalents - Beginning of Year		154,875
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 175,069

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 29,373
Income Taxes	500

The accompanying Notes are an integral part of these Financial Statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

S.C. Parker & Co., Inc. is a full service broker and dealer in securities registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has engaged an outside clearing house to act as their clearing firm for executing and clearing trades. As a result, the Company does not carry customer accounts on its books.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

(d) Securities Owned - Marketable

Securities owned - marketable consist of marketable equity and debt securities and are reported at fair value. Realized holding gains and losses of these securities are calculated by the specific identification method.

In September 2006, the FASB adopted a framework for defining and measuring fair value in accordance with GAAP and expanded disclosures about fair value measurement. While the new framework did not impact the Company's valuation methods, it expanded the Company's disclosures of assets and liabilities, which are recorded at fair value. The Company implemented the new guidance in 2009 and its adoption did not have a material impact on results of operations, financial position or cash flows.

(e) Property, Furniture and Equipment

Property, furniture and equipment are carried at cost. Depreciation of property, furniture and equipment is provided for on the straight-line basis over the estimated useful lives of the respective assets ranging from five to twenty-eight years. Amortization of leasehold improvements is provided for on a straight-line basis over 39 years.

(1) Summary of Significant Accounting Policies (cont'd.)

(f) Compensated Absences

Employees of the Company are entitled to paid vacation depending on length of service and other factors. At September 30, 2010 the value of accumulated vacation leave cannot be reasonably estimated and is not included in these financial statements.

(g) Deferred Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and both operating and capital loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(h) Advertising

The Company expenses advertising costs as they are incurred. Advertising expense was $19,174 for the year ended September 30, 2010.

(2) Receivables from Non-Customers

Receivables from non-customers consists of various employee loan and advances and other miscellaneous receivables totaling $8,833 as of September 30, 2010.

(3) Securities Owned - Marketable

Securities owned - marketable, consists of trading and investment securities and are stated at fair value of $1,114,071. Fair value of securities owned - marketable are based on quoted market prices. At September 30, 2010, the aggregate cost of these securities totaled $743,302.

(4) Property, Furniture and Equipment

A breakdown of property, furniture and equipment is as follows:

Property, Furniture and Equipment (at cost)	$178,808
Accumulated Depreciation	143,036
	$ 35,772

(5) Payable to Clearing Organizations

The Company has a margin account agreement with Pershing & Company, Jersey City, New Jersey. Interest on amounts borrowed under this agreement is payable monthly at a variable rate. This account is secured by the Company's investment and trading securities held by them having a fair market value as of September 30, 2010 of $1,114,071. At September 30, 2010, amounts payable to clearing organizations totaled $700,589.

(6) Income Taxes

Income tax expense consists of the following components:

Current Tax Expense:	
Federal	$ -
State	550
Deferred Tax Expense (Benefit)	(54,374)
Increase in Valuation Allowance	55,735
Income Tax Expense	$ 1,911

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense (benefit) at U.S. Statutory tax rate	$ (46,645)
The effect of:	
Nondeductible expenses	2,884
Increase due to state taxes, net of federal income tax effects	363
Tax-exempt income	(5,168)
Other	(5,258)
Increase in Valuation Allowance	55,735
Income Tax Expense	$ 1,911

The Company does not have uncertain tax positions as of September 30, 2010 which require accrual or disclosure.

As of September 30, 2010, the Company has $529,182 in unused net operating losses available to offset future years' taxable income, expiring various years through September 30, 2030. In addition, the Company also has $11,683 in capital losses available to offset future years' capital gains, expiring September 30, 2014.

(6) Income Taxes (cont'd.)

Deferred tax assets (liabilities) as of September 30, 2010, consists of the following:

Deferred Tax Assets	$ 183,894
Deferred Tax Liabilities	(128,159)
Valuation Allowance	(55,735)
Net Deferred Tax Asset	$ -

The deferred tax liability is principally applicable to the unrealized appreciation of securities. The deferred tax asset is attributable to the Company's net operating loss and capital loss carryforwards.

A deferred income tax valuation allowance of $55,735 has been provided for the year ended September 30, 2010. The valuation allowance reduces the deferred tax asset to an amount that represent management's best estimate of the amount of such tax asset that will actually be realized.

(7) Common Stock

Common stock is comprised of the following:

	Par	Shares Authorized	Shares Issued	Shares Outstanding
Management	$ .10	9,000	7,200	7,200
Common	.10	1,000,000	93,087	55,431

Common shares are entitled to one voting right per share. Management voting rights are determined based on the aggregate voting rights of the common shares. At September 30, 2010, management shares are entitled to 8 voting rights per share (based on the outstanding number of common shares).

(8) Treasury Stock

Treasury stock is stated at cost and as of September 30, 2010, consists of 37,656 shares of common stock.

(9) Loss Per Common Share

Loss per common share was computed by dividing the current year net loss by the weighted average number of management and common shares outstanding during the year. The weighted average number of shares outstanding was 62,631 for the year ending September 30, 2010.

(10) Retirement Plan

The Company has a Simplified Employee Pension Plan under Internal Revenue Code Section 401(k). All employees with service over one year are eligible to participate in the plan. The Company pays an amount equal to the employee's contribution to the plan, up to 3% of the employee's salary. The expense of the Company including administrative costs was $7,975 for the year ended September 30, 2010.

(11) Leases

The Company leases two sales offices, a storage facility and office equipment under operating leases expiring in various years through 2012. The Company leases one of its sales offices from an officer of the Company under terms of a five year lease that expires December 31, 2012. Terms include monthly rent payable to the officer of $2,875, plus operating costs (utilities) and taxes.

Minimum future rental payments under noncancellable operating leases having remaining terms in excess of one year as of September 30, 2010, for each of the remaining years and in the aggregate are as follows:

Year Ended September 30,	
2011	$ 35,921
2012	34,500
2013	8,625
Total Minimum Future Rental Payments	$ 79,046

(12) Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, receivables from clearing organizations, and securities-investment and trading. The Company places its cash and temporary cash investments with high quality institutions. At times, such balances may be in excess of the federal depository insurance limits.

The Company maintains a money fund and securities account with a brokerage firm. The brokerage firm provides unlimited account protection to the securities and cash awaiting reinvestment held by them. Of this total, the Securities Investor Protection Corporation provides $500,000 of coverage, including $100,000 for claims for cash awaiting reinvestment. The remaining coverage is provided by the brokerage firm through a commercial insurer.

Securities-Investments and Trading consists of common stock of public entities, corporate and municipal bonds and other readily marketable securities. These securities are subject to risks of the market as a whole and the industries in which the issuing entity operates.

(13) Fair Value Measurements

The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established in FAS 157. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the FAS 157 hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company's significant market assumptions. The three levels of the hierarchy are as follows:

- Level 1 - Unadjusted quoted market prices for identical assets or liabilities in active markets that the Company has the ability to access.

(13) Fair Value Measurements (cont'd.)

- Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

- Level 3 - Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use.

The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in an orderly transaction between knowledgeable, unrelated willing parties, i.e., not in a forced transaction. The estimated fair value of a financial instrument may differ from the amount that could be realized if the security was sold in an immediate sale, e.g., a forced transaction. Additionally, the valuation of fixed maturity investments is more subjective when markets are less liquid due to the lack of market based inputs, which may increase the potential that the estimated fair value (i.e., the carrying amount) of an investment is not reflective of the price at which an actual transaction would occur.

For investments that have quoted market prices in active markets, the Company uses the quoted market prices as fair value and includes these prices in the amounts disclosed in Level 1 of the hierarchy.

The following table present the level within the fair value hierarchy at which the Company's financial assets and financial liabilities are measured on a recurring basis at September 30, 2010.

	Level 1	Level 2	Level 3	Total
Securities Owned - Marketable	$1,114,071	$ -	$ -	$ 1,114,071

The carrying amounts of financial instruments, including cash and cash equivalents, receivables from clearing organizations, payables to clearing organizations and payables to non-customers approximate their fair market value due to the short term maturities of these instruments.

(14) Subordinate Accounts

There were no subordinate accounts at either the beginning or the end of the year.

(15) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At September 30, 2010, the Company had net capital of $460,270, which was $210,270 in excess of its required net capital of $250,000. The Company's net capital ratio was .19 to 1.

(16) Contingencies

The Company is a defendant in a lawsuit related to its securities business. The claimant is seeking damages of approximately $700,000. Outside counsel for the Company has advised that at this stage in the proceedings he cannot offer an opinion as to the probable outcome. Management believes that the suit is without merit and is vigorously defending its position.

(17) Subsequent Events

The Company did not have any recognized or nonrecognized subsequent events after September 30, 2010, the date of the Statement of Financial Condition. Subsequent events have been evaluated through November 16, 2010, the date the financial statements were available to be issued.

COURTNEY, FINK & FORBES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

James F. Courtney, C.P.A.
Russell H. Fink, C.P.A.
Christopher J. Forbes, C.P.A.
David R. Lefkowitz, C.P.A.

719 Cottage Grove Road
Bloomfield, CT 06002
(860) 242-9400
FAX (860) 242-2644

The Board of Directors
S.C. Parker & Co., Inc.
Williamsville, New York

INDEPENDENT AUDITORS' STATEMENT ON COMPUTATION OF NET CAPITAL

There are no material differences between the net capital computation included in Schedule 1 and the net capital computation in the FOCUS IIA as of September 30, 2010.



October 22, 2010

COURTNEY, FINK & FORBES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

James F. Courtney, C.P.A.
Russell H. Fink, C.P.A.
Christopher J. Forbes, C.P.A.
David R. Lefkowitz, C.P.A.

719 Cottage Grove Road
Bloomfield, CT 06002
(860) 242-9400
FAX (860) 242-2644

The Board of Directors
S.C. Parker & Co., Inc.
Williamsville, New York

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

In planning and performing our audit of the financial statements of S.C. Parker & Co., Inc. for the year ended September 30, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15C3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or obtaining and maintaining physical possession or control of all fully paid or excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors and fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL (CONT'D)

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Courtney, Fink & Forbes, LLP

October 22, 2010

S.C. PARKER & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2010

SCHEDULE 1

NET CAPITAL

Total Stockholders Equity			$ 658,689
Deductions and/or Charges:			
Nonallowable Assets:			
Cash on Hand	$ 600		
Receivables from Non-Customers	8,833		
Property, Furniture and Equipment, net	35,772		
Other Assets	13,503	$ 58,708	
Other Deductions - Unsecured Debits		855	59,563
Net Capital before Haircuts on Security Positions			599,126
Haircuts on Securities:			
Trading and Investment Securities			
Exempted Securities		8,523	
Debt Securities		5,453	
Other Securities		110,373	
Undue Concentration		11,638	
Other - Money Market		2,869	138,856
NET CAPITAL			$ 460,270

AGGREGATE INDEBTEDNESS

Items included in Statement of Financial Condition:	
Payable to Non-Customers	$ 49,531
Accrued Taxes, Expenses and Other Liabilities	39,039
TOTAL AGGREGATE INDEBTEDNESS	$ 88,570

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of Total Aggregate Indebtedness)	$ 5,905
Minimum Dollar Net Capital Requirement	$ 250,000
Net Capital Requirement	$ 250,000
Excess Net Capital (Net Capital less Net Capital Requirement)	$ 210,270
Net Capital less greater of 10% of Total Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$ 160,270
Percent of Aggregate Indebtedness to Net Capital	19.24%

S.C. PARKER & CO., INC.

SEPTEMBER 30, 2010

COURTNEY, FINK & FORBES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

S.C. PARKER & CO., INC.
TABLE OF CONTENTS

COURTNEY, FINK & FORBES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

James F. Courtney, C.P.A.
Russell H. Fink, C.P.A.
Christopher J. Forbes, C.P.A.
David R. Lefkowitz, C.P.A.

719 Cottage Grove Road
Bloomfield, CT 06002
(860) 242-9400
FAX (860) 242-2644

The Board of Directors
S.C. Parker & Co., Inc.
Williamsville, New York

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by S.C. Parker & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating S.C. Parker & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). S.C. Parker & Co., Inc.'s management is responsible for the S.C. Parker & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the quarterly Form X-17A-5 for the period from October 1, 2009 to September 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period ended September 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Courtney Fink & Forbes, LLP

October 22, 2010

S.C. PARKER & CO., INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS - SIPC-7
OCTOBER 1, 2009 TO SEPTEMBER 30, 2010

EXHIBIT A

Period October 1, 2009 to September 30, 2010:

2 (a) Total Revenue	$ 921,648.00
2 (b) Additions	0.00
2 (c) Deductions	147,044.00
2 (d) SIPC Net Operating Revenues	$ 774,604.00
2 (e) General Assessment @ .0025	$ 1,936.51
Less: Advance Payment (April 21, 2010)	$ 957.10
BALANCE DUE (PAID OCTOBER 22, 2010)	$ 979.41

The above SIPC-7 Form was mailed to the Securities Investor Protection Corporation, Washington, D.C.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

EXHIBIT B

SIPC-7

(33-REV 7/10)

For the fiscal year ended ___ ___________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

011979 FINRA SEP
S C PARKER & CO INC
5892 MAIN ST
WILLIAMSVILLE NY 14221-5714

Note If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed

Name and telephone number of person to contact respecting this form.

____

2 A General Assessment (item 2e from page 2) $ 1,936.51

B Less payment made with SIPC-6 filed (exclude interest) (957.10)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F Total assessment balance and interest due (or overpayment carried forward) $ 979.41

G PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 979.41

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

S C Parker &Co., Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of October , 2010 .

Secretary- Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions.

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10-1, 2009
and ending 9-30, 2010
Eliminate cents

Item No.

2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 921,648

2b. Additions

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 921,648

2c Deductions

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products 68,592

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 48,358

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C)

Bookkeeping 5,000

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 25,094

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 147,044

2d SIPC Net Operating Revenues $ 774,604

2e General Assessment @ .0025 $ 1936.51

(to page 1, line 2 A)